FEDERATED GOVERNMENT INCOME TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

November 10, 2014

EDGAR Operations Branch

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, Northwest

Washington, DC 20549

RE: FEDERATED GOVERNMENT INCOME TRUST (the “Trust”)

Institutional Shares

Service Shares

1933 Act File No. 333-199212

1940 Act File No. 811-3352

Dear Sir or Madam:

Pursuant to my telephone conversations with the SEC examiner, Asen Parachkevov on November 6, 2014 and November 7, 2014, our response to the additional comment received is as follows.

1. In response to comment #5, the strategies are substantially the same. The difference is that GNMA is limited to buying securities that carry a full faith and credit guarantee from the US Treasury, principally GNMA MBS, whereas FGIT is allowed to buy FNMA and FGLMC securities as well (but NOT private label MBS).  The Barclays MBS index is a bit shorter in duration (4.86yrs vs. 5.21yrs) than the Barclays GNMA Index (the GNMA index makes up about 25% of the entire MBS index). But aside from the expanded investable universe and a slightly shorter duration, the strategies are basically the same.

Very truly yours,

/s/ Sheryl L. McCall

Sheryl L. McCall

Senior Paralegal